                    UNITED STATES
               SECURITIES AND EXCHANGE
                     COMMISSION                                                                     --------------------------------
                Washington, D.C. 20549                                                                         OMB APPROVAL
                                                                                                    --------------------------------
                                                                                                    OMB Number:  3235-0360
                     FORM N-17f-2                                                                   Expires
                                                                                                    Estimated average burden
 Certificate of Accounting of Securities and Similar                                                hours per response...0.05
            Investments in the Custody of                                                           --------------------------------
           Management Investment Companies

      Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

-------------------------------------------------------- ---------------------------------------------------------------------------
1.       Investment Company Act File Number:             Date Examination completed: As of July 12, 2001, August 1, 2001 and August
                                                         31, 2001 and for the period from August 31, 2000 (date of last examination)
                                                         through July 12, 2001, and for the period July 12, 2001 through August 1,
                                                         2001 and for the period August 1, 2001 through August 31, 2001.
-------------------------------------------------------- ---------------------------------------------------------------------------
2.    State identification Number:
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       AL                     AK                    AZ                  AR                   CA                   CO
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       CT                     DE                    DC                  FL                   GA                   HI
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       ID                     IL                    IN                  IA                   KS                   KY
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       LA                     ME                    MD                  MA                   MI                   MN
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       MS                     MO                    MT                  NE                   NV                   NH
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       NJ                     NM                    NY                  NC                   ND                   OH
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       OK                     OR                    PA                  RI                   SC                   SD
       ---------------------- --------------------- ------------------- -------------------- -------------------- ------------------
       TN                     TX                    UT                  VT                   VA                   WA
       ---------------------- --------------------- ------------------- ------------------------------------------------------------
       WV                     WI                    WY                  Puerto Rico
       -----------------------------------------------------------------------------------------------------------------------------
       Other (specify):
       -----------------------------------------------------------------------------------------------------------------------------
3.     Exact name of investment company as specified in registration statement:
       Scudder Pathway Series
------------------------------------------------------------------------------------------------------------------------------------
4.     Address of principal executive office (number, street, city, state, zip code):
       Two International Place, Boston MA, 02110
------------------------------------------------------------------------------------------------------------------------------------

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.
2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.



THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                SEC 2198 (11-91)

                                                                     [LOGO]
                                                                     ZURICH
                                                                     SCUDDER
                                                                     INVESTMENTS


October 31, 2001

PricewaterhouseCoopers LLP
160 Federal Street
Boston, MA 02110

Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940

We, as members of management of the Scudder Pathways Series (the "Series", comprised of the Conservative Portfolio, Moderate Portfolio, and Growth Portfolio, the "Portfolios") are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with requirements of sub-sections (b) and (c) of Rule 17 f-2 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of July 12, 2001, August 1, 2001 and August 31, 2001 and for the period from August 31, 2000 (date of last examination) through July 12, 2001, and for the period July 12, 2001 through August 1, 2001 and for the period August 1, 2001 through August 31, 2001.

Based on this evaluation, we assert that the Portfolios were in compliance with the provisions of subsections (b) and (c) of Rule 17 f-2 of the Investment Company Act of 1940 (as interpreted in the Response of the Office of Chief Counsel, Division of Investment Management, Ref. No. 92-237-CC) as of July 12, 2001, August 1, 2001 and August 31, 2001 and for the period from August 31, 2000 (date of last examination) through July 12, 2001, and for the period July 12, 2001 through August 1, 2001 and for the period August 1, 2001 through August 31, 2001 with respect to securities reflected in the investment accounts of the Portfolios.

Very truly yours,

SCUDDER PATHWAY SERIES


/s/John R. Hebble
--------------------------------
John R. Hebble
Treasurer


/s/Caroline Pearson
--------------------------------
Caroline Pearson
Assistant Secretary

                      [PRICEWATERHOUSECOOPERS LETTERHEAD]


                        Report of Independent Accountants

To the Board of Directors of Scudder Pathway Series:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about Scudder Pathway Series (the "Series", comprised of the Conservative Portfolio, Moderate Portfolio, and the Growth Portfolio (the "Portfolios" and each a "Portfolio")) compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 12, 2001, August 1, 2001, and August 31, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 12, 2001, August 1, 2001 and August 31, 2001, and with respect to agreement of security purchases and sales, for the period from August 31, 2000 (the date of our last examination), through July 12, 2001, for the period from July 12, 2001 through August 1, 2001 and for the period from August 1, 2001 through August 31, 2001:

- Confirmation of all securities (shares of beneficial interest of the underlying funds owned by each Portfolio) held by institutions in book form (i.e. Scudder Service Corp.);

- Reconciliation of all such securities to the books and records of the Portfolios and Scudder Service Corp.;

- Agreement of 5 security purchases and 5 security sales by the Portfolios, during the period August 31, 2000 to July 12, 2001, the period July 12, 2001 to August 1, 2001 and the period August 1, 2001 to August 31, 2001, from the books and records of the Portfolios to confirmations from Scudder Service Corp.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that the Portfolios named above were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of

1940 as of July 12, 2001, August 1, 2001, and August 31, 2001 with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Directors, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Boston, Massachusetts
October 31, 2001

                                       2